UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LockeBridge Partners, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Van de Graaff Drive
(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, 17th Floor	Boston	MA	02109
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Waxler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lockebridge Partners, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Partner

Title



Notary Public

LYNDA J. FITZPATRICK
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 21, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LockeBridge Partners, Inc.

Financial Statements
And Supplemental Information

For the Year Ended December 31, 2019

LOCKEBRIDGE PARTNERS, INC.

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
LockeBridge Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.



Marcum LLP ■ 53 State Street ■ 17th Floor ■ Boston, Massachusetts 02109 ■ Phone 617.807.5000 ■ Fax 617.807.5001 ■ marcumllp.com

1

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (Exemption) and Schedule III, Information for Possession of Control Requirement Under Rule 15c3-3 (Exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Marcum LLP

Boston, Massachusetts
February 25, 2020

LockeBridge Partners, Inc.
Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	13,145

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accrued Expenses	4,811

Stockholder's Equity

Common Stock	20
$.01 par value, 2,000 shares authorized, issued and outstanding	
Additional Paid In Capital	130,985
Accumulated Deficit	(122,671)
Total Stockholder's Equity	8,334

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,145

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2019

Revenue	$0
Expenses	
Professional Fees	12,650
Rental Expense	2,400
Licensing and Registration	2,761
Total Expenses	17,811
Net Loss	$ (17,811)

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Changes in Stockholder's Equity For
the Year Ended December 31, 2019

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at January 1, 2019	2,000	$ 20	120,985	$ (104,860)	$ 16,145
Capital Contribution	-	-	10,000	-	10,000
Net Loss	-	-	-	(17,811)	(17,811)
Balance at December 31, 2019	2,000	$ 20	$ 130,985	$ (122,671)	$ 8,334

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(17,811)
CHANGES IN OPERATING ASSETS AND LIABILITIES:		
Accrued Expenses		(566)
NET CASH USED IN OPERATING ACTIVITIES		(18,377)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Capital Contribution		10,000
NET DECREASE IN CASH		(8,377)
CASH BEGINNING OF YEAR		21,522
CASH END OF YEAR	$	13,145

The accompanying notes are an integral part of these financial statements.

LOCKEBRIDGE PARTNERS, INC.
NOTES TO THE FINANCIAL STATEMENTS
Year Ended December 31, 2019

1. Nature of Operations

LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of SIPC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Management has evaluated subsequent events through February 25, 2020, which is the date these financial statements were available to be issued. There have been no material subsequent events that would require disclosure or would be required to be recognized in the financial statements as of December 31, 2019.

Cash
Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.

Revenue Recognition
The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. The Company, upon commencement of generating revenue, will recognize such revenue under ASC Topic 606, Revenue from Contracts with Customers. There were no customers in 2019 and so no revenue was recognized.

Income Taxes
The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, the accompanying financial statements reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year ended December 31, 2019.

4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregrate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $8,334 which was $3,334 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.58 to 1 as of December 31, 2019.

5. Related Party Transactions

The Company is co-located with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement ("MSA") dated July 1, 2018 the LLC provides certain services to the Company relating to the use of its facilities. These amounts are monthly and are subject to periodic review. During the year ended December 31, 2019 the Company paid $2,400 to the LLC classified as rental expense in the statement of operations.

6. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

LockeBridge Partners, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2019

Schedule I

Capital:

      Total Stockholder's Equity $ 8,334

Minimum Net Capital Requirement		
6 2/3% x aggregate indebtedness	$ 321	
or minimum dollar net capital requirement	5,000	5,000
Excess net capital		$ 3,334
Aggregate Indebtedness		$ 4,811
Ratio of aggregate indebtedness to net capital		0.58 to 1

There are no material differences between this computation of net capital above and the amount reported on the December 31, 2019 unaudited Part IIA FOCUS report filing.

See report of independent registered public accounting firm.

LOCKBRIDGE PARTNERS, INC.
Schedule II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
Under Rule 15c3-3 (Exemption)
December 31, 2019

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

See report of independent registered public accounting firm.

LOCKBRIDGE PARTNERS, INC.
Schedule III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
Under Rule 15c3-3 (Exemption)
December 31, 2019

Information relating to possession or control requirements is not applicable to LockeBridge Partners, Inc. as it qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) LockeBridge Partners, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Boston, Massachusetts
February 25, 2020



MARCUM GROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ **Phone** 617.807.5000 ▪ **Fax** 617.807.5001 ▪ **marcumllp.com**

Assertions Regarding Exemption Provisions

I, as member of management of LockeBridge Partners, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. §240.15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3(k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2019.

LockeBridge Partners, Inc.

By:

Scott Waxler
_____
Scott Waxler, President

_____
February 25 , 2020
(Date)